UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-04547

UNILEVER N.V.

(Unilever PLC, as legal successor to Unilever N.V.(1))
(Exact name of registrant as specified in its charter)

Weena 455, 3013 AL, Rotterdam, The Netherlands, 011-44-20-7822-5252
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value of €0.16 per share, of Unilever N.V.

N.V. New York Registry Shares, each representing one Ordinary Share, with a nominal value of €0.16 per share, of Unilever N.V.

Guarantees of Debt Securities listed in Schedule A(2)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero (0)(1)

EXPLANATORY NOTES

(1) Effective November 29, 2020, Unilever N.V. merged into Unilever PLC by way of a cross-border merger, pursuant to which Unilever PLC became the single parent company of the Unilever group and Unilever N.V. ceased to exist (the “Merger”). All assets and liabilities of Unilever N.V., including financial indebtedness of Unilever N.V. and guarantees given by Unilever N.V. in respect of financial indebtedness, have been assumed by Unilever PLC under the terms of the Merger.

(2) Unilever Capital Corporation is the issuer of the Debt Securities in respect of which the Guarantees listed in Schedule A were given by Unilever N.V.

SCHEDULE A

Guarantees of $500,000,000 3.000% Senior Notes due 2022

Guarantees of $500,000,000 3.250% Senior Notes due 2024

Guarantees of $1,300,000,000 3.500% Senior Notes due 2028

Guarantees of $400,000,000 2.750% Senior Notes due 2021

Guarantees of $350,000,000 3.375% Senior Notes due 2025

Guarantees of $850,000,000 2.200% Senior Notes due 2022

Guarantees of $1,000,000,000 2.60% Senior Notes due 2024

Guarantees of $1,000,000,000 2.900% Senior Notes due 2027

Guarantees of $700,000,000 2.000% Senior Notes due 2026

Guarantees of $500,000,000 3.100% Senior Notes due 2025

Guarantees of $1,000,000,000 4.250% Senior Notes due 2021

Guarantees of $1,000,000,000 5.90% Senior Notes due 2032

Guarantees of $550,000,000 3.125% Senior Notes due 2023

Guarantees of $850,000,000 2.125% Senior Notes due 2029

Guarantees of $500,000,000 0.375% Senior Notes due 2023

Guarantees of $500,000,000 1.375% Senior Notes due 2030

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Unilever PLC, as legal successor to Unilever N.V. under the terms of the Merger, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2020	Unilever PLC

	By:	/s/ R.C. HAZELL
		Name:	R.C. HAZELL
		Title:	DEPUTY SECRETARY